SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc ("Prudential")

TOTAL VOTING RIGHTS AND ISSUED SHARE CAPITAL

In accordance with the provisions of the Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority, Prudential notifies the market of the following:

As at 31 December 2020, Prudential's issued share capital admitted to trading consisted of 2,609,489,702 ordinary shares of 5p each. Each ordinary share carries the right to one vote in all circumstances at general meetings of Prudential. Prudential does not hold any Treasury Shares.

The total number of voting rights in Prudential is therefore 2,609,489,702 and this figure may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Prudential under the Disclosure Guidance and Transparency Rules.

ADDITIONAL INFORMATION:

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact

Rebecca Collis, Company Secretarial Assistant, +44 (0)20 3977 9974

Sylvia Edwards, Deputy Group Secretary, +44 (0)2039779214

Date of notification

4 January 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 January 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary